                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                              (Amendment No.    )*
                   Under the Securities Exchange Act of 1934


                       AMERICAN DENTAL TECHNOLOGIES, INC.
                                (Name of Issuer)


                          $.01 PAR VALUE COMMON STOCK
                         (Title of Class of Securities)


                                  025352-10-5
                                 (CUSIP Number)


                                 BEN J. GALLANT
                  5555 Bear Lane, Corpus Christi, Texas 78405
(Name, Address and Telephone number of Person Authorized to Receive Notices and Communications)

                                 JULY 31, 1996
            (Date of Event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 025352-10-5                  13D                 PAGE  2  OF  4  PAGES
- ---------------------                                      ---------------------

1       NAME OF REPORTING PERSONS
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                      BEN J. GALLANT
                     S.S. ####-##-####

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  /  /
                                                                 (b)  /  /

3       SEC USE ONLY

4       SOURCE OF FUNDS*
               OO

5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) OR 2(e)                                                  /  /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                        UNITED STATES

                      7             SOLE VOTING POWER
     NUMBER OF                          3,767,456
       SHARES
    BENEFICIALLY
      OWNED BY        8             SHARED VOTING POWER
        EACH
     REPORTING                              0
       PERSON
        WITH          9             SOLE DISPOSITIVE POWER

                                        3,767,456

                      10            SHARED DISPOSITIVE POWER

                                            0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             3,767,456

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES* / /



13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             13.7%

14      TYPE OF REPORTING PERSON*

                  IN


                               *SEE INSTRUCTIONS

ITEM 1. SECURITY AND ISSUER

This statement relates to the $0.01 par value common stock ("Stock") of American Dental Technologies, Inc. ("ADT"). The principal executive offices of ADT are located at 28411 Northwestern Highway, Suite 1100, Southfield, Michigan 48034-5541.

ITEM 2. IDENTITY AND BACKGROUND

The person filing this statement and other information regarding him, is as follows:

(a)  Ben J. Gallant

(b)  Mr. Gallant's business address is 5555 Bear Lane, Corpus Christi, Texas
     78405.

(c) Mr. Gallant is the President and Chief Executive Officer of a wholly owned subsidiary of ADT,Texas Airsonics, Inc., 5555 Bear Lane, Corpus Christi, Texas 78405. Mr. Gallant is a member of ADT's Executive Committee and a director of ADT.

(d) During the last five years, Mr. Gallant has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Gallant has not been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction and he has not been and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Gallant is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On July 31, 1996, Mr. Gallant received 3,024,437 shares of Stock in exchange for 557,500 shares of Texas Airsonics, Inc. common stock when that corporation was merged with and into ADT Merger Corp., a wholly owned subsidiary of ADT, pursuant to the Restated Agreement and Plan of Reorganization and associated Restated Merger Agreement dated as of November 22, 1996, among American Dental Technologies, Inc., ADT Merger Corp. and Texas Airsonics, Inc. (the "Merger Agreement"). ADT Merger Corp. then changed its name to Texas Airsonics, Inc.

ITEM 4. PURPOSE OF TRANSACTION

The purpose for the acquisition of Stock reported herein was and is for investment. Mr. Gallant, after consultation with ADT, may from time to time acquire additional Stock in the market or in privately negotiated transactions or may dispose of some or all of the Stock he owns. Mr. Gallant has no other present plans or proposals with respect to ADT of the kind set forth under
Item 4 of the Schedule 13D instructions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The beneficial ownership of ADT Stock of the person named in Item 2 of this statement is as follows at the date hereof:

                       Aggregate
      Name        Beneficially Owned      Voting Power      Dispositive Power
      ----        ------------------      ------------      -----------------
                 Number(1)  Percent(2)   Sole     Shared    Sole      Shared

 Ben J. Gallant  3,767,456  13.7%       3,767,456          3,767,456

- ---------------
 (1) Excludes 1,851,458 shares of ADT Stock that may be acquired by Mr. Gallant upon the exercise of warrants that become exercisable August 1, 1997 at an exercise price of $1.4104 per share received by Mr. Gallant on July 31, 1996 pursuant to the Merger Agreement.

 (2) Calculated based upon 27,436,570 total shares of Stock outstanding, to be reported by ADT in its 10-Q for the quarter ended June 30, 1996.

Other than the shares and warrants received pursuant to the Merger Agreement described in Item 3, Mr. Gallant has effected no transactions with respect to ADT Stock within the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Ben J. Gallant and William D. Myers have a Voting Agreement dated February 23, 1996 providing generally for the voting of their respective shares of ADT Stock for the election of William D. Myers and Ben J. Gallant to the board of directors of ADT. The voting agreement will terminate on the earlier of a mutual agreement to terminate or immediately following the conclusion of the third annual meeting of the stockholders of ADT after July 31, 1996.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

   Exhibit 1 Restated Agreement and Plan of Reorganization and associated Restated Merger Agreement dated as of November 22, 1996, among American Dental Technologies, Inc., ADT Merger Corp. and Texas Airsonics, Inc. (Incorporated herein by reference to ADT's Registration Statement No. 333-6663, Annex A to the Joint Proxy Statement/Prospectus)

   Exhibit 2 Stockholder Voting Agreement between William D. Myers and Ben J. Gallant (Incorporated herein by reference to ADT's Registration Statement No. 333-6663, Exhibit 9.1)



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 9, 1996

                                                        Ben J. Gallant